

January 12, 2024

Grant E. Fitz
Executive Vice President and Chief Financial Officer
Myers Industries Inc
1293 South Main Street
Akron, Ohio 44301

      Re: Myers Industries Inc
            Definitive Proxy Statement on Schedule 14A
            Filed March 21, 2023
            File No. 001-08524

Dear Grant E. Fitz:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 21, 2023

Pay versus Performance, page 48

1.   Please identify each named executive officer included in the calculation of average non-PEO named executive officer compensation, and the fiscal years in which such persons are included. You may provide this information in a footnote to the pay versus performance table. See Regulation S-K Item 402(v)(3).

2.   Refer to the reconciliation tables in footnotes (2)(b), (4)(b) and (6)(a) to your pay versus performance table. It is unclear what amounts are reflected in the column titled "Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the "year over year" change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(C)(iv) of Regulation S-K.

3.   Refer to the bar charts you have provided to demonstrate the relationships between various performance measures in the pay versus performance table and compensation actually paid, as required by Regulation S-K Item 402(v)(5). We note from your pay versus performance table that you had more than one person serve as your PEO in fiscal year 2020; however, it appears that the relationship charts may not reflect both of these

individuals, either separately or in the aggregate. Specifically, the bar representing the PEO pay for 2020 appears to be lower than the aggregate amount paid to your two PEOs in that year, and the charts do not include an alternative presentation of separate bars for each PEO. In addition, consider labeling your y axes for readability. Please ensure that your disclosure under Regulation S-K Item 402(v)(5) clearly shows the required relationship disclosures and includes the compensation actually paid to each of the required named executive officers. See also Regulation S-K Compliance & Disclosure Interpretation 128D.13.

4.   We note that you have included two peer groups in your pay versus performance table, although Item 402(v)(1) and (v)(2)(iv) of Regulation S-K contemplate inclusion of a single peer group. If you include in your pay versus performance table information in addition to that specified in Regulation S-K Item 402(v)(1)(a)–(h), please ensure that any additional disclosure is "clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure." See Pay Versus Performance, Release No. 34-95607 (August 25, 2022 [87 FR 55134 (September 8, 2022)] at Section II.F.3.

        Please contact Eranga Dias at 202-551-8107 or Amanda Ravitz at 202-551-3412 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Disclosure Review Program